                                                      Registration No. 333-90787


    As filed with the Securities and Exchange Commission on February 4, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6
                             FOR REGISTRATION UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                             Deputy General Counsel
                        American General Life Companies
                               2727 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies.

Approximate Date of Proposed Public Offering:   As soon as practicable after the
effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET


ITEM NO. OF FORM N-8B-2*                                             PROSPECTUS CAPTION
-----------------------------------------------------------------------------------------------------------------
1                                           Additional Information :  Separate Account VL-R.
2                                                    Additional Information: AGL.
3                                                    Inapplicable.
4                                                    Additional Information: Distribution of Policies.
5, 6                                                 Additional Information: Separate Account VL-R.
7                                                    Inapplicable.**
8                                                    Inapplicable.**
9                                                    Additional Information: Legal Matters.
10(a)                                                Additional Information: Your Beneficiary, Assigning
                                                       Your Policy.
10(b)                                                Basic Questions You May Have: How will the value
                                                       of my investment in a Policy change over time?
10(c)(d)                                             Basic Questions You May Have: How can I change
                                                       my Policy's insurance coverage?  How can I access
                                                       my investment in a Policy?  Can I choose the form
                                                       in which AGL pays out any proceeds from my
                                                       Policy? Additional Information: Payment of Policy
                                                       Proceeds.
10(e)                                                Basic Questions You May Have: Must I invest any
                                                       minimum amount in a policy?
10(f)                                                Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)               Basic Questions You May Have: To what extent will
                                                       AGL vary the terms and conditions of the Policies
                                                       in particular cases? Additional Information: Voting
                                                       Privileges; Additional Rights That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)               Inapplicable.**
10(i)                                                Additional Information: Separate Account VL-R; Tax
                                                       Effects.
11                                                   Basic Questions You May Have: How will the value
                                                       of my investment in a Policy change over time?
                                                       Additional Information: Separate Account VL-R.
12(a)                                                Additional Information: Separate Account  VL-R;
                                                       Front Cover.
12(b)                                                Inapplicable.**
12(c), 12(d)                                         Inapplicable.**
12(e)                                                Inapplicable, because the Separete Account did not
                                                       commence operations until 1998.
13(a)                                                Basic Questions You May Have: What charges will
                                                       AGL deduct from my investment in a Policy? What
                                                              charges and expenses will the Mutual Funds
                                                              deduct from the amounts I invest through my Policy?
                                                              Additional Information: More About Policy
                                                              Charges.
13(b)                                                Illustrations of Hypothetical Policy Benefits.
13(c)                                                Inapplicable.**
13(d)                                                Basic Questions You May Have: To what extent will
                                                       AGL vary the terms and conditions of the Policy in
                                                       particular cases?
13(e), 13(f), 13(g)                                  None.


14                                                   Basic Questions You May Have: How can I invest
                                                       money in a Policy?
15                                                   Basic Questions You May Have: How can I invest
                                                       money in a Policy?  How  do I communicate with
                                                       AGL?
16                                                   Basic Questions You May Have: How will the value
                                                       of my investment in a Policy change over time?

ITEM NO.                                                             ADDITIONAL INFORMATION
-----------------------------------------------------------------------------------------------------------------
17(a), 17(b)                                         Captions referenced under Items 10(c),10(d), and
                                                       10(e).
17(c)                                                Inapplicable.**
18(a)                                                Captions referred to under Item 16.
18(b), 18(d)                                         Inapplicable.**
18(c)                                                Additional Information: Separate Account VL-R.
19                                                   Additional  Information: Separate Account VL-R;
                                                       Our  Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),  20(e), 20(f)            Inapplicable.**
21(a), 21(b)                                         Basic Questions You May Have: How can I access
                                                     my investment in a Policy? Additional Information:
                                                             Payment of Policy Proceeds.
21(c)                                                Inapplicable.**
22                                                   Additional Information: Payment of Police Porceeds-
                                                       Delay to Challenge Coverage.
23                                                   Inapplicable.**
24                                                   Basic Questions You May Have; Additional
                                                       Information.
25                                                   Additional Information: AGL.
26                                                   Inapplicable, because the Separate Account did
                                                       not commence operations until 1998.
27                                                   Additional Information: AGL.
28                                                   Additional Information: AGL's Management.
29                                                   Additional Information: AGL.
30, 31, 32, 33, 34                                   Inapplicable, because the Separate Account did not
                                                       commence operations until 1998.
35                                                   Inapplicable.**
36                                                   Inapplicable.**
37                                                   None.
38, 39                                               Additional Information: Distribution of the Policies.
40                                                   Inapplicable, because the Separate Account did not
                                                       commence operations until 1998.
41(a)                                                Additional Information: Distribution of the Policies.
41(b), 41(c)                                         Inapplicable**
41,43                                                Inapplicable, because the Separate Account did not
                                                       commence operations or issue any securities until
                                                       1998.
44(a)(1), 44(a)(2), 44(a)(3)                   Basic Questions You May Have: How will the value
                                                 of my investment in a Policy change over time?
44(a)(4)                                             Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                                   Basic Questions You May Have: What charges will
                                                       AGL deduct from my investment in a Policy?
44(b)                                                Inapplicable.**
44(c)                                                Caption referenced in 13(d) above.


45                                                   Inapplicable, because the Separate Account did not
                                                       commence operations until 1998.
46(a)                                                Captions referenced in 44(a) above.
46(b)                                                Inapplicable.**
47, 48, 49                                           None.
50                                                   Inapplicable.**
51                                                   Inapplicable.**
52(a), 52(c)                                         Basic Questions You May Have: To what extent can
                                                       AGL vary the terms and conditions of the Policy in
                                                       particular cases?  Additional Information:
                                                       Additional Rights That We Have.
52(b), 52(d)                                         None.
53(a)                                                Additional Information: Tax Effects--Our taxes.
53(b), 54                                            Inapplicable.**
55                                                   Illustrations of Hypothetical Policy Benefits.
56-59                                                Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                       PLATINUM INVESTOR /(SM)/ SURVIVOR
  LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY")
                                 ISSUED BY
                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

HOME OFFICE:
               (Express Delivery)                   (US Mail)
               2727-A Allen Parkway          Variable Universal Life
            Houston, Texas 77019-2191             Administration
             PHONE:  1-888-325-9315                P.O. Box 4880
               or  1-713-831-3443           Houston, Texas 77210-4880
              FAX:  1-877-445-3098

This booklet is called a "prospectus."

  Investment options. The AGL declared fixed interest account is the fixed investment option for these Policies. You may also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options and change your selections from time to time:

AIM VARIABLE INSURANCE            AMERICAN GENERAL SERIES        DREYFUS VARIABLE        MFS VARIABLE INSURANCE
FUNDS, INC.                       PORTFOLIO COMPANY              INVESTMENT FUND         TRUST
 .AIM V.I. International           .International Equities        .Quality Bond           .MFS Emerging Growth
 Equity Fund                       Fund                           Portfolio               Series
 .AIM V.I. Value Fund              .MidCap Index Fund             .Small Cap Portfolio
                                  .Money Market Fund
                                  .Stock Index Fund

                                  The Variable Annuity Life      The Dreyfus             Massachusetts Financial
A I M Advisors, Inc.*             Insurance Company*             Corporation*            Services Company*

--------------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN              PUTNAM VARIABLE TRUST           SAFECO RESOURCE         VAN KAMPEN LIFE
WITTER UNIVERSAL FUNDS,          .Putnam VT Diversified          SERIES TRUST            INVESTMENT TRUST
INC.                              Income Fund                    .Equity Portfolio       .Strategic Stock Portfolio
 .Equity Growth Portfolio/1/      .Putnam VT Growth               .Growth Portfolio
 .High Yield Portfolio/2/          and Income Fund
                                 .Putnam VT International
                                  Growth and Income Fund

/1/Morgan Stanley Dean
   Witter Investment
   Management Inc.*                                              SAFECO Asset
/2/Miller Anderson &             Putnam Investment               Management              Van Kampen Asset
   Sherrerd, LLP*                Management, Inc.*               Company*                Management Inc.*

--------------------------------------------------------------------------------------------------------------

*The Investment Adviser of the investment option

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS. THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ABOVE. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION IN WHICH YOU MAY BE INTERESTED. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

  Other choices you have. During the insured persons' lifetimes, you may, within limits, (1) request an increase or decrease in the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

  Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page 6.

  Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

  We have designed this prospectus to provide you with information that you should have before investing in the Policies. It also contains information that will be helpful to you in exercising the various options you have once you own a Policy. Please read this prospectus carefully and keep it for future reference.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

  THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.



                   THIS PROSPECTUS IS DATED FEBRUARY __, 2000

                            GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you purchase a Platinum Investor/(SM)/ Survivor variable life policy ("Policy") or exercise any of your rights or privileges under a Policy. The Policy is based on the lives of two persons. We call each person a contingent insured. We pay the death benefit proceeds upon the death of the last surviving contingent insured.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                           PAGE TO SEE IN
                                                                           THIS PROSPECTUS
                                                                           ---------------
BASIC QUESTIONS YOU MAY HAVE
------------------------------------------------------------------------
 .  How can I invest money in a Policy?..................................          4
 .  How will the value of my investment in a Policy change over time?....          5
 .  What charges will AGL deduct from my investment in a Policy?.........          6
 .  What charges and expenses will the Mutual Funds deduct from
     amounts I invest through my Policy?................................          8
 .  What is the amount of insurance ("death benefit")
     that AGL pays when the last surviving contingent insured dies?.....         11
 .  What is joint equal age?.............................................         13
 .  Must I invest any minimum amount in a Policy?........................         13
 .  How can I change my Policy's investment options?.....................         15
 .  How can I change my Policy's insurance coverage?.....................         15
 .  What additional rider benefits might I select?.......................         16
 .  What is my Policy's exchange option?.................................         18
 .  How can I access my investment in a Policy?..........................         18
 .  Can I choose the form in which AGL pays
     out proceeds from my Policy?.......................................         20
 .  To what extent can AGL vary the terms and conditions of the Policy
     in particular cases?...............................................         21
 .  How will my Policy be treated for income tax purposes?...............         22
 .  How do I communicate with AGL?.......................................         22

  Illustrations of a hypothetical Policy. Starting on page 24, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

  Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 28 or in the form of our Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page 28. You can obtain copies of our form of Policy from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

  Financial statements. We have included certain financial statements of AGL. These begin on page Q-1.

  Special words and phrases. The Index of Words and Phrases that appears at the back of this prospectus will tell you on what page you can read more information about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

HOW CAN I INVEST MONEY IN A POLICY?

  Premium payments. We call the payments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Upon receipt, we will allocate your premium payments (except your initial premium) to the available investment options you have chosen.

  Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page 22 and "Tax Effects" beginning on page 29. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can change as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

  Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value.
In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

  Ways to pay premiums. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium must be sent directly to our Home Office. We also accept premium payments by bank draft, wire or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term "valuation period" is described on page 37.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. We do not charge you for using this service.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. We do not charge you for using this service.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 6 under "Premium tax charge" and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 6 under "What charges will AGL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office shown on the first page of this prospectus.

  We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit a fixed rate of interest on that accumulation value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 8. The "daily charge" described on page 6 and the charges and expenses of the Mutual Funds discussed on pages 8 - 10 do not apply to our declared fixed interest account option.

  Policies are "non-participating." You will not be entitled to any dividends from AGL.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

  Premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from .75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

  Other deductions from each premium payment. After we deduct premium tax from your premium payment, we will deduct 6.5% of the remainder on all premiums received during the first 10 years. Thereafter we will deduct 1% of each premium, after deducting premium taxes. Your Policy refers to these deductions as a Premium Expense Charge. We use these charges to cover sales expenses, including commissions.

  Daily charge. We will deduct a daily charge at an annual effective rate of .40% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we will reduce this rate to an annual effective rate of .20%, and after 30 years, to an annual effective rate of .10%. Since the Policies were first offered only in the year 2000, the reduction has not yet taken effect under any outstanding Policies. We apply this charge to pay for our mortality and expense risks.

  Flat monthly charge. We will deduct $6 from your accumulation value each month. The flat monthly charge is part of the Monthly Administration Fee shown on page 4 of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies.

  Monthly charge per $1,000 of specified amount. We also deduct this charge monthly from your accumulation value for the first 10 Policy years, or for 10 Policy years for any increase in specified amount. The dollar amount of this charge changes whenever there is any change in your Policy's specified amount. (We describe the specified amount under "Your specified amount of insurance" on
page 11.)   This charge varies according to the amount of base coverage and the ages and the premium classes of the contingent insureds. This charge is a maximum of $1.00 for each $1000 of specified amount. The actual amount of this charge for your Policy is the amount in excess of the first $6 of the Monthly Administration Fee shown on page 4 of your Policy. We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower for insured persons in most age and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum. In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older.

  Also our cost of insurance rates will generally be lower if one or both of the insured persons is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. Contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  We use this charge to fund the death benefits we pay under the Policies.

  Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page 16, under "What additional rider benefits might I select?" We use these charges to pay for the benefits under the riders and to help offset the risks we assume.

  Surrender Charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any requested increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

  The amount of the surrender charge depends on the ages and other insurance characteristics of the contingent insureds. The maximum amount of your Policy's surrender charge will be shown in the table beginning on page 26 of the Policy. It may initially be as high as $50 per $1,000 of base amount or as low as $0 per $1,000 of base amount (or any increase in the base amount).

  We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base amount that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 18 and "Change of death benefit option" beginning on page 16. For those Policies that lapse in the fist 10 Policy years, we use this charge to help recover sales expenses.

  Transaction Fee. We will charge a transaction fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. We use this charge to help pay for the expense of making a partial surrender.

  Transfer fee.  We may charge a $25 transfer fee for each transfer between
investment options that exceeds 12 each Policy Year.   This charge will be
deducted from the investment options in the same ratio as the requested transfer. We use this charge to help pay for the expense of making the requested transfer.

  Charge for taxes. Although we don't currently do so, we can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 35.

  Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. Current and future fees and expenses may vary from fiscal year 1998 fees and expenses. The charges and expenses for the fiscal year 1998 are as follows:


THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                       FUND                                          TOTAL FUND
                                                    MANAGEMENT                  OTHER FUND           OPERATING
                                                   FEES (AFTER              OPERATING EXPENSES    EXPENSES (AFTER
                                                     EXPENSE       12B-1      (AFTER EXPENSE          EXPENSE
                 NAME OF FUND                     REIMBURSEMENT)    FEES      REIMBURSEMENT)       REIMBURSEMENT)
-----------------------------------------------   --------------   ------   -------------------   ----------------
     The following funds of AIM VARIABLE
     INSURANCE FUNDS, INC.:/1/
         AIM V.I. International Equity Fund            0.75%                          0.16%              0.91%
         AIM V.I. Value Fund                           0.61%                          0.05%              0.66%

     The following funds of AMERICAN
     GENERAL SERIES PORTFOLIO COMPANY:/1/
         International Equities Fund                   0.35%                          0.05%              0.40%
         MidCap Index Fund                             0.32%                          0.04%              0.36%
         Money Market Fund                             0.50%                          0.04%              0.54%
         Stock Index Fund                              0.27%                          0.04%              0.31%

     The following funds of DREYFUS VARIABLE
     INVESTMENT FUND:/1/
         Quality Bond Portfolio                        0.65%                          0.08%              0.73%
         Small Cap Portfolio                           0.75%                          0.02%              0.77%

     The following series of MFS VARIABLE
     INSURANCE TRUST:/1/
         MFS Emerging Growth Series                    0.75%                          0.10%              0.85%

     The following portfolios of MORGAN
     STANLEY DEAN WITTER UNIVERSAL FUNDS,
      INC.:/1/
         Equity Growth Portfolio /2/                   0.09%                          0.76%              0.85%
         High Yield Portfolio /2/                      0.15%                          0.65%              0.80%



                                                       FUND                                          TOTAL FUND
                                                    MANAGEMENT                  OTHER FUND           OPERATING
                                                   FEES (AFTER              OPERATING EXPENSES    EXPENSES (AFTER
                                                     EXPENSE       12B-1      (AFTER EXPENSE          EXPENSE
                 NAME OF FUND                     REIMBURSEMENT)    FEES      REIMBURSEMENT)       REIMBURSEMENT)
-----------------------------------------------   --------------   ------   -------------------   ----------------

The following portfolios of PUTNAM
 VARIABLE TRUST: Class "IB" Funds:
   Putnam VT Diversified Income Fund /3/               0.50%    0.11%                 0.08%              0.69%
   Putnam VT Growth and Income Fund /3/                0.35%    0.11%                 0.03%              0.49%
   Putnam VT International Growth                      0.59%    0.11%                 0.14%              0.84%
         and Income Fund /3/

The following portfolios of SAFECO
RESOURCE SERIES TRUST:/1/
   Equity Portfolio                                    0.74%                          0.04%              0.78%
   Growth Portfolio                                    0.74%                          0.06%              0.80%

The following portfolio of VAN KAMPEN
LIFE INVESTMENT TRUST /1/
   Strategic Stock Portfolio /2/                       0.00%                          0.65%              0.65%

/1/The Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses, and do not increase the amount of charges you pay under your
Policy. (See "Certain arrangements.")

/2/For the Funds indicated, management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.


                                    Management      Other          Total
                                       Fees       Expenses    Annual Expenses
                                    -----------   ---------   ----------------
MORGAN STANLEY DEAN WITTER
  UNIVERSAL FUNDS, INC.
      Equity Growth Portfolio             0.55%       0.76%          1.31%
      High Yield Portfolio                0.50%       0.65%          1.15%
VAN KAMPEN LIFE INVESTMENT
  TRUST
     Strategic Stock Portfolio            0.50%       0.75%          1.25%


No other Funds received any such reimbursements.

/3/The prospectus for Putnam Variable Trust under "Distribution plan" discusses this 12b-1 fee.


WHAT IS THE AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE LAST SURVIVING CONTINGENT INSURED DIES?

  Your specified amount of insurance. In your application to buy a Platinum Investor Survivor Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. We also provide a guaranteed minimum death benefit equal to the initial specified amount. We provide more information about the specified amount and the guaranteed minimum death benefit beginning on page 38 under "More About the Death Benefit" and under "Monthly guarantee premiums," beginning on page 13.
You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

  Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans (plus any unearned loan interest). You also choose whether the death benefit we will pay is

  . Option 1--The specified amount on the date of the last surviving contingent insured's death; or

  . Option 2--The specified amount on the date of the last surviving contingent insured's death plus the Policy's accumulation value as of the date of death.

  Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

  Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

  Federal tax law requires a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" and the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

  The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the contingent insureds. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

  The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative minimum death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

  If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

          SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                                 OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                       SELECT THE GUIDELINE PREMIUM TEST)

  YOUNGER
CONTINGENT
INSURED'S
    AGE*            40   45   50    55   60   65   70   75   100

      %             250% 215% 185%  150% 130% 120% 115% 105% 100%

*Nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

      If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page 4A of your Policy. The percentage varies based on the insurance characteristics of the contingent insureds.
Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and a female non-tobacco user both preferred premium class and issue age 55.

          SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                                 OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                    SELECT THE CASH VALUE ACCUMULATION TEST)


POLICY YEAR         1    2    3    5    10    20   30   40   45

        %          313% 301% 290% 268% 222%  159% 126% 111% 104%

Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

WHAT IS JOINT EQUAL AGE?

     Your Policy has been issued on the basis of a joint equal age. Joint equal age is a calculation that blends the ages and insurance risks of the contingent insureds. We use the joint equal age in the Policy to help determine some of the
charges under the Policy.   We determine the joint equal age by using the
contingent insureds' individual ages nearest their birthdays, with an adjustment which is a function of:

  .   the age of each contingent insured;

  .   the gender of each contingent insured; and

  .   the premium class of each contingent insured.

  We show the joint equal age as of the date of issue on the Policy's schedule page. The attained joint equal age increases one year on each Policy anniversary. The attained joint equal age continues to increase after the death of either contingent insured.

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

  Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the guaranteed minimum death benefit (described under "Monthly guarantee premiums" on page 13) remains in effect ("Cash surrender value" is explained under "Full surrender" on page 18.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

  Policy lapse and reinstatement. If your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the Policy lapsed is still living and meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of a Policy after it is reinstated.

  Monthly guarantee premiums. Page 3 of your Policy will specify a "Guaranteed Minimum Death Benefit Monthly Premium." If you pay these guarantee premiums, we will provide an Option 1 death benefit, even if your policy's cash surrender value has declined to zero, and even if you have selected Option 2 as the death benefit for your Policy.

  We call this our "guaranteed minimum death benefit," and here are its terms and conditions. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums for all Policy months to date, including the Policy month then starting. (Policy months are measured from the "Date of Issue" that will also be shown on page 3 of the Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value, unless the guaranteed minimum death benefit has terminated as discussed in the paragraph immediately below.

The guaranteed minimum death benefit terminates if

  .  The Policy terminates following a grace period.

  .  You change the death benefit Option.

  .  You request any decrease in specified amount.

  .  You make a partial surrender.

  .  You surrender the Policy.

We change the monthly guarantee premium whenever

  .  We approve any request you make to increase your Policy's specified amount.

  . We approve any application you make after your Policy is issued for an additional rider benefit or any increase in a rider benefit.

  . You request removal or decrease of a rider benefit that provides term life insurance coverage.

    Once the guaranteed minimum death benefit terminates for any reason, it can never be restored or reinstated, even if the Policy itself continues or is reinstated. At any time before your guaranteed minimum death benefit terminates, however, you may pay any monthly guarantee premiums that you have not yet paid to date and thereby continue to have the protection that the guarantee affords.

    The amount of premiums that must be paid to maintain the guaranteed minimum death benefit will be increased by the cumulative amount of any loans (including any loan increases to pay interest) you have taken from your Policy.

     HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

  Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

  Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account during the 60-day period beginning each Policy anniversary, and we will not honor such a request that we receive at any other time. The amount that you can transfer each year is limited to the greater of

  . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary, or

  . the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year.

    Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page 42.

    Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to stop permitting telephone requests altogether.

     HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

  Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

    We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge applies to any amount of the increase that you request as base (rather than supplemental) coverage. This amount is the same as it would be if we were instead issuing the same amount of base coverage as a new Platinum Investor Survivor Policy. You can increase base coverage and supplemental coverage in any ratio, so long as your base coverage is at least 10% of the specified amount.

  Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of (i) $100,000, and (ii) any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance. We will apply a reduction in specified amount proportionately against the specified amount provided under the original application and any specified amount increases. We will reduce base and supplemental coverages proportionately. We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

    Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

    . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in coverage.

    . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

    Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 29 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

    Effect of changes in insurance coverage on guaranteed minimum death benefit. Most types of change in coverage will result in termination of our guarantee that, if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 13.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

  You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

  Four Year Term Rider
  --------------------

    . This rider provides an additional death benefit equal to 150% of the Policy's initial specified amount. This additional benefit will be paid if both contingent insureds die during the first four Policy years.

    . You can purchase this rider if the contingent insureds' joint equal age is between 25 and 80.

  Maturity Extension Rider
  ------------------------

    . This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. The rider provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. With this rider, all accumulation value that is in the separate account can remain there. There is no charge for this rider.

    . No additional premium payments, new loans, or Policy changes will be allowed after the original maturity date.

    .   You cannot revoke this rider after you have elected it.

    . Extension of the maturity date beyond the younger contingent insured's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

  Return of Premium Rider
  -----------------------

    . You may purchase this rider only as of the date of issue and only if you have selected death benefit Option 1.

    . This rider provides an increase in the death benefit equal to all premiums you have paid including premiums for any riders, minus the sum of:

       1. all partial surrenders; and

       2. any outstanding policy loan (plus any unearned loan interest).

Single Life Annually Renewable Term Insurance Rider
---------------------------------------------------

    . This rider allows you to provide term single life insurance on the life of either or both of the contingent insureds. We will pay a death benefit upon the death of the contingent insured on whose life you purchased the rider. The death benefit is in addition to any death benefit we pay under the Policy.

    . You can purchase this rider on the life of a contingent insured who is younger than age 75.

    . You cannot purchase this rider on the life of a contingent insured if the premium class for that contingent insured is uninsurable.

WHAT IS MY POLICY'S EXCHANGE OPTION?

    This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about the exchange option:

    . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other.

    . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

    . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

    . You can choose to exchange without underwriting only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies.

    .  The Policy terminates when we issue the new policies.

    . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

    . A few states do not permit the exchange option. Please ask your AGL representative if you reside in one of these states.

    .  There is no additional charge for this option or its exercise.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned interest, and less any surrender charge that then applies. We call this amount your "cash surrender value."

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $100,000.

  If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $25,000. We will take any such reduction proportionately from each component of the Policy's specified amount and deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  There is a transaction fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. This rule is not applicable in all states.

  We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.50% during the first 10 Policy years and 4.25% thereafter. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.31% for loans you make during the first 10 Policy years and 4.08% for loans you make thereafter. These are equivalent to the effective annual rates of 4.50% and 4.25%, respectively. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

  You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

  You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (plus any unearned loan interest) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

  Preferred loan interest rate. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

  . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

  .  if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than or equal to the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.25%. Because we first began offering the Policies in the year 2000, we have not yet declared a preferred loan interest rate for any outstanding Policy.

    Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100/th/ birthday.

    Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

    Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the last surviving contingent insured, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

  .  Option 1--Equal monthly payments for a specified period of time.

  . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

  . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

  .  Option 4--Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after the last surviving contingent insured's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

  Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Underwriting and premium classes. We have six premium classes, and also combinations of the premium classes, we use to decide how much the monthly insurance charges under any particular Policy will be: preferred, standard, special, uninsurable, tobacco and non-tobacco. They are each described in your Policy.

  The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

  Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 29.

HOW DO I COMMUNICATE WITH AGL?

  When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  You must make the following requests in writing:

  .  transfer of accumulation value;

  .  loan;

  .  full surrender;

  .  partial surrender;

  .  change of beneficiary or contingent beneficiary;

  .  change of allocation percentages for premium payments;

  .  loan repayments or loan interest payments;

  . change of death benefit option or manner of death benefit payment;

  . changes in specified amount;

  . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

  . tax withholding elections; and

  . telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of each contingent insured's death, and related documentation, to our Home Office.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and the names of both contingent insureds. We cannot process any requested action that does not include all required information.


     Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policy works, we have prepared the following tables:

                                                                 Page to
                                                               See in this
                                                                Prospectus

     Death Benefit Option 1-Current Charges  .................      26
     Death Benefit Option 1-Guaranteed Maximum Charges........      27

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user and female non-tobacco user both preferred premium class and issue age 55. An annual premium payment of $1,500 for an initial $100,000 of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 10 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (See "Tax Effects" beginning on page 29 for further discussion).

     The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection of base and supplemental coverage, if any, can affect your Policy values under different assumptions.

     Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

     Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

     . a charge for state premium tax assumed to be 2.0% (for both current and guaranteed maximum charges);

     . after we deduct premium taxes, a deduction from the remainder of each premium payment of 6.5% for each premium we receive during the first 10 Policy years; and 1% thereafter after deducting premium taxes;

     . a daily charge for the first 10 Policy years at an annual effective rate of .40% (for both current and guaranteed maximum charges);

     . a daily charge after 10 Policy years at an annual effective rate of .20%
       (for both current and guaranteed maximum charges);

     . a daily charge after 30 Policy years at an annual effective rate of .10%
       (for both current and guaranteed maximum charges);

     . a flat monthly charge of $6 (for both current and guaranteed maximum charges);

     . a monthly charge for each $1,000 of specified amount of $0.36 (for both current and guaranteed maximum charges); and

     . the current monthly insurance charge and guaranteed maximum monthly insurance charges for current charges and guaranteed maximum charges, respectively.

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.67% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages 9 and 10 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal 0.76% of aggregate Mutual Fund assets.

     Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                          Platinum Investor Survivor



Annual Premium $ 1,500                       Initial Specified Amount $ 100,000
                                             Death Benefit Option

Male and Female, Age 55
Non-Tobacco Users, Preferred Premium Class
Assuming Current Charges

                  Death Benefit                           Accumulation Value                         Cash Surrender Value
End of        Assuming Hypothetical Gross             Assuming Hypothetical Gross                  Assuming Hypothetical Gross
Policy        Annual Investment Return of             Annual Investment Return of                  Annual Investment Return of
Year         0.0%       6.0%        12.0%            0.0%          6.0%        12.0%              0.0%        6.0%        12.0%
 1        100,000     100,000     100,000             856           922          988                 0           0            0
 2        100,000     100,000     100,000           1,698         1,885        2,080               647         834        1,029
 3        100,000     100,000     100,000           2,531         2,894        3,290             1,630       1,993        2,389
 4        100,000     100,000     100,000           3,350         3,949        4,628             2,599       3,198        3,877
 5        100,000     100,000     100,000           4,156         5,052        6,108             3,555       4,451        5,507
 6        100,000     100,000     100,000           4,951         6,206        7,747             4,471       5,726        7,267
 7        100,000     100,000     100,000           5,734         7,414        9,562             5,374       7,054        9,202
 8        100,000     100,000     100,000           6,505         8,678       11,572             6,265       8,438       11,332
 9        100,000     100,000     100,000           7,265        10,001       13,798             7,145       9,881       13,678
 10       100,000     100,000     100,000           8,014        11,387       16,266             8,014      11,387       16,266

 15       100,000     100,000     100,000          14,127        22,390       36,890            14,127      22,390       36,890

 20       100,000     100,000     100,000          19,511        36,096       71,608            19,511      36,096       71,608





     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

                          Platinum Investor Survivor

Annual Premium $ 1,500                     Initial Specified Amount $100,000
                                           Death Benefit Option 1


Male and Female, Age 55
Non-Tobacco Users, Preferred Premium Class
Assuming Guaranteed Charges



                  Death Benefit                           Accumulation Value                         Cash Surrender Value
End of        Assuming Hypothetical Gross              Assuming Hypothetical Gross                 Assuming Hypothetical Gross
Policy        Annual Investment Return of              Annual Investment Return of                 Annual Investment Return of
Year         0.0%        6.0%       12.0%             0.0%         6.0%         12.0%              0.0%       6.0%        12.0%
 1        100,000     100,000     100,000             854           920          986                 0           0            0
 2        100,000     100,000     100,000           1,688         1,874        2,069               637         823        1,018
 3        100,000     100,000     100,000           2,500         2,862        3,256             1,599       1,961        2,355
 4        100,000     100,000     100,000           3,287         3,882        4,556             2,536       3,131        3,805
 5        100,000     100,000     100,000           4,048         4,934        5,980             3,447       4,333        5,379
 6        100,000     100,000     100,000           4,778         6,015        7,536             4,298       5,535        7,056
 7        100,000     100,000     100,000           5,473         7,122        9,235             5,113       6,762        8,875
 8        100,000     100,000     100,000           6,128         8,251       11,089             5,888       8,011       10,849
 9        100,000     100,000     100,000           6,734         9,395       13,105             6,614       9,275       12,985
 10       100,000     100,000     100,000           7,283        10,545       15,295             7,283      10,545       15,295

 15       100,000     100,000     100,000          11,411        19,155       33,052            11,411      19,155       33,052

 20       100,000     100,000     100,000          11,790        26,863       61,053            11,790      26,863       61,053





     The values will change if premiums are paid in different amounts or frequencies.

     The investment results are an example only and are not a representation of past or future investment results. Actual investment results may be more or less than those shown.

ADDITIONAL INFORMATION

     A general overview of the Policy appears at pages 1 - 27. The additional information that follows gives more details, but generally does not repeat what is set forth above.


                                                                   Page to
                                                                 See in this
Contents of Additional Information                                Prospectus

AGL..............................................................    28
Separate Account VL-R............................................    29
Tax Effects......................................................    29
Voting Privileges................................................    34
Your Beneficiary.................................................    35
Assigning Your Policy............................................    35
More About Policy Charges........................................    35
Effective Date of Policy and Related Transactions................    36
More About the Death Benefit.....................................    38
More About Our Declared Fixed Interest Account Option............    38
Distribution of the Policies.....................................    39
Payment of Policy Proceeds.......................................    40
Adjustments to Death Benefit.....................................    41
Additional Rights That We Have...................................    42
Performance Information..........................................    43
Our Reports to Policy Owners.....................................    43
AGL's Management.................................................    43
Principal Underwriter's Management...............................    47
Legal Matters....................................................    48
Independent Auditors ............................................    48
Actuarial Expert.................................................    48
Services Agreement...............................................    48
Certain Potential Conflicts......................................    49
Year 2000 Considerations.........................................    49

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages 52 and 53, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

Separate Account VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 41 separate "divisions," 17 of which correspond to the 17 variable "investment options" available since the inception of the Policy. The remaining 24 divisions, and some of these 17 divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although AGL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under
Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor Policies, will meet the
Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. ("Paid up" means no future premium payments would be required.) This is called the "seven-pay" test.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while any contingent insured is still living will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year are aggregated.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     . to taxpayers 59 1/2 years of age or older;

     . in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may b e able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under
Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under th e Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the credit to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pensio n or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharin g plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employe e Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income ta x on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are no t substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution , we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

Voting Privileges

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Your Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assigning Your Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk. See "Monthly insurance charge" on page 7.

     Certain arrangements. Each of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus makes certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.


Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the contingent insureds' health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

More About the Death Benefit

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. You decide how much base coverage and how much supplemental coverage you want, as long as the total is not less than the minimum of $100,000 and at least 10% of the total is base coverage when you purchase the Policy or when you request a Policy increase. You can choose to have only base coverage. You can use the mix of base and supplemental coverage to emphasize your own objectives. Here are the features about supplemental coverage that differ from base coverage:

     . There are no surrender charges;

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

     . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions. You can then decide what is to be your mix of base and supplemental coverage.


More About Our Declared Fixed Interest Account Option

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Distribution of the Policies

     American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation ("American General"). AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, Separate Accounts USL VA-R and USL VL-R of The United States Life Insurance Company in the City of New York ("USL"), and Separate Account E of American General Life Insurance Company of New York ("AGNY"). USL is an affiliate of AGL and AGNY is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

     We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

     The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums paid in the first Policy year up to a "target" amount;

     . 3% of the premiums not in excess of the target amount paid in each of Policy years two through 10;

     . 3% of all premiums in excess of the target amount received in any of Policy years one through 10;

     . 1.5% of all premiums paid in each Policy year after Policy year 10; and

     . 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year one.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount o f coverage that you request. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page
6. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of AGSI and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

Payment of Policy Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     . the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the dat e the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

Adjustments to Death Benefit

     Suicide. If either contingent insured commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if both contingent insureds are living at the time of the increase. In this case, if either contingent insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Some states require that we compute these periods for noncontestability differently following a suicide.

     Wrong age or gender. If the age or gender of either contingent insured was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the last surviving contingent insured died during a grace period.

Additional Rights That We Have

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . change the underlying Mutual Fund that any investment option uses;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

     . change our underwriting and premium class guidelines;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

      Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL's Management

      The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

Name                              Business Experience Within Past Five Years
---------------------             ------------------------------------------------------------------------------------------------
Rodney O. Martin, Jr.             Senior Chairman of the Board of American General Life Insurance Company since April 1999 and a
                                  Director since August 1996. President and CEO (August 1996-July 1998). President of American
                                  General Life Insurance Company of New York (November 1995-August 1996). Vice President Agencies,
                                  with Connecticut Mutual Life Insurance Company, Hartford, Connecticut (1990-1995).

Donald W. Britton                 Director and Vice Chairman of the Board of American General Life Insurance Company since April
                                  1999.  President of First Colony Life, Lynchburg, Virginia (1996 - April 1997) and Executive Vice
                                  President of First Colony Life (1992 - 1996).

Ronald H. Ridlehuber              Director, President and Chief Executive Officer of American General Life Insurance Company since
                                  July 1998. Senior Vice President and Chief Marketing Officer of Jefferson-Pilot Life Insurance
                                  Company in Greensboro, North Carolina (1993-1998).

David A. Fravel                   Director of American General Life Insurance Company since November 1996. Elected Executive Vice
                                  President in April 1998. Previously held position of Senior Vice President of American General
                                  Life Insurance Company since November 1996. Senior Vice President of Massachusetts Mutual,
                                  Springfield, Missouri (March 1996-June 1996); Vice President, New Business, Connecticut Mutual
                                  Life Insurance Company, Hartford, Connecticut (December 1978-March 1996).

Robert F. Herbert, Jr.            Director, Senior Vice President and Treasurer of American General Life Insurance Company since May
                                  1996, and Controller since February 1991.

Royce G. Imhoff, II               Director, Senior Vice President and Chief Marketing Officer for American General Life Insurance
                                  Company since November 1997.  Previously held various positions with American General Life
                                  Insurance Company including Vice President since August 1996 and Regional Director since 1992.

John V. LaGrasse                  Director and Chief Systems Officer of American General Life Insurance Company since August 1996.
                                  Elected Executive Vice President in July 1998.  Previously held position of Senior Vice President of American General Life Insurance Company since August 1996.  Director of Citicorp Insurance
                                  Services, Inc., Dover, Delaware (1986-1996).

Gary D. Reddick                   Director of American General Life Insurance Company since October 1998. Elected Executive Vice
                                  President in April 1998. Vice Chairman since July 1997 and Executive Vice President-Administration of The Franklin Life Insurance Company since February 1995. Senior Vice President-Administration of American General Corporation (October 1994-February 1995). Senior Vice President for American
                                  General Life Insurance Company (September 1986-October 1994).

Thomas M. Zurek                   Director and Executive Vice President of American General Life Insurance Company since April 1999.
                                  Elected Secretary in July 1999 and General Counsel in December 1998.  Previously held various positions with American General Life Insurance Company including Senior Vice President since
                                  December 1998 and Vice President since October 1998.  In February 1998 named as  Senior Vice
                                  President and Deputy General Counsel of American General Corporation.  Attorney Shareholder with
                                  Nyemaster, Goode, Voigts, West, Hansell & O'Brien, Des Moines, Iowa (June 1992 - February 1998).

Paul L. Mistretta                 Executive Vice President of American General Life Insurance Company since July 1999.  Senior Vice
                                  President of First Colony Life Insurance, Lynchburg, Virginia (1992 - July 1999).

Brian D. Murphy                   Executive Vice President of American General Life Insurance Company since July 1999.  Previously held position of Senior Vice President-Insurance Operations of American General Life Insurance
                                  Company since April 1998.  Vice President-Sales, Phoenix Home Life, Hartford, CT (January
                                  1997-April 1998). Vice President of Underwriting and Issue, Phoenix Home Life (July 1994-January
                                  1997). Various positions with Mutual of New York, Syracuse, NY, including Agent, Agency Manager,
                                  Marketing Life and Disability Income Underwriting Management, (1978-July 1994).

Wayne A. Barnard                  Senior Vice President of American General Life Insurance  Company since November 1997.  Previously held various positions with American General Life Insurance Company including Vice President since
                                  February 1991.

Robert M. Beuerlein               Senior Vice President and Chief Actuary of American General Life Insurance Company since September
                                  1999.  Previously held position of Vice President of American General Life Insurance Company since
                                  December 1998.  Director, Senior Vice President and Chief Actuary of The Franklin Life Insurance
                                  Company, Springfield, Illinois (January 1991 - June 1999).

David J. Dietz                    Senior Vice President - Corporate Markets Group of American General Life Insurance  Company since
                                  January 1999.  President and Chief Executive Officer - Individual Insurance Operations of The
                                  United States Life Insurance Company in the City of New York since September, 1997.  President of
                                  Prudential Select Life, Newark, New Jersey (August 1990 - September 1997).

Barbara J. Fossum                 Senior Vice President of American General Life Insurance Company since July 1999.  Previously held position of Vice President of American General Life Insurance Company since 1988.

Ross D. Friend                    Senior Vice President and Chief Compliance Officer of American General Life Insurance Company
                                  since July 1998. Senior Vice President and General Counsel of The Franklin Life Insurance Company,
                                  Springfield, Illinois (August 1996 - July 1998). Attorney-in-Charge for The Prudential Insurance
                                  Company, Jacksonville, Florida (July 1995 - August 1996). Chief Legal Officer for Confederation
                                  Life Insurance, Atlanta, Georgia (1982 - June 1995).


William Guterding         Senior Vice President  of American General Life
                          Insurance Company since April 1999. Senior Vice
                          President and Chief Underwriting Officer of The United
                          States Life Insurance Company in the City of New York since October, 1980.

F. Paul Kovach, Jr.       Senior Vice President-Broker Dealers for American
                          General Life Insurance Company since August 1997.
                          President and Director of American General Securities
                          Incorporated since October 1994. Vice President of
                          Chubb Securities Corporation, Concord, New Hampshire,
                          (February 1990-October 1994).

Simon J. Leech            Senior Vice President-Houston Service Center for
                          American General Life Insurance Company since July
                          1997. Previously held various positions with American
                          General Life Insurance Company since 1981, including
                          Director of Policy Owners' Service Department in 1993, and Vice President-Policy Administration in 1995.

JoAnn Waddell             Senior Vice President - Human Resources for American
                          General Life Insurance Company since October 1998.
                          Vice President - Human Resources for American General
                          Corporation (1995 - October 1998) and Director,
                          Corporate Personnel of American General Corporation
                          (1993 - 1995).

Don M. Ward               Senior Vice President-Variable Products-Marketing of
                          American General Life Insurance Company since February
                          1998. Vice President of Pacific Life Insurance
                          Company, Newport Beach, CA (1991-February 1998).

      The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Ridlehuber, Fravel, LaGrasse, Martin, Reddick, Britton, Mistretta and Zurek is 2929 Allen Parkway, the street number for Messrs. Kovach, Ward and Friend is 2727 Allen Parkway, the street number for Messrs. Dietz and Guterding is 125 Maiden Lane, New York, New York and the street number for Ms. Fossum is #1 Franklin Square, Springfield, Illinois.

Principal Underwriter's Management

The directors and principal officers of the principal underwriter are:


                                                     Position and Offices
                                                       with Underwriter,
Name and Principal                                     American General
Business Address                                    Securities Incorporated
------------------                                  -----------------------
F. Paul Kovach, Jr.                                 Director and Chairman,
American General Securities Incorporated            President and Chief Executive Officer
2727 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                                 Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                               Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Donald W. Britton                                   Director
American General Life Companies
2929 Allen Parkway
Houston, TX  77019

John A. Kalbaugh                                    Vice President--
American General Life Companies                     Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                                      Vice President -
American General Securities Incorporated            Administration and Compliance,
2727 Allen Parkway                                  Treasurer and Secretary
Houston, TX  77019

Don M.  Ward                                        Vice President
American General Life Companies
2727 Allen Parkway
Houston, TX 77019


Julie A. Cotton                                Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert, Jr.                         Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                                Assistant Associate Tax Officer
2727-A Allen Parkway
Houston, TX 77019


Legal Matters

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

Independent Auditors

     The financial statements of AGL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

Actuarial Expert

     Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion o n actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

Services Agreement

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

Certain Potential Conflicts

     The Mutual Funds sell shares to separate accounts of insurance companies (and may sell in the future, certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

Year 2000 Considerations

Internal Systems. Our ultimate parent, American General Corporation ("AGC"), has numerous technology and non-technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts have been performed by its key business units with centralized oversight. Each business unit, including AGL, executed a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans varied, the plans included the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century; and (5) return the systems to operations. As of December 31, 1999, these activities have been completed, making our critical systems Year 2000 ready.

We continued to test our systems throughout 1999 to maintain Year 2000 readiness. In addition, we implemented plans for the century transition. These plans included a freeze on system modifications from November 1999 through January 2000, the creation of rapid response teams to address problems and limiting vacations for certain business and technical personnel and establishing Y2K command centers. In addition, AGC established Y2K command centers in Houston and each of its locations across the country. Each command center monitored all major business processing activities during the century transition and reported progress to the Houston command center which coordinated the company's nationwide Year 2000 effort. The command centers continued to operate 24 hours a day until January 7, 2000.

On January 1, 2000, AGC announced that its Year 2000 command centers reported that all major technology systems, programs, and applications were operating smoothly following the transition into the 21st century. As of January 20, 2000, we have experienced no interruptions to normal business operations, including the processing of customer account data and transactions. We will continue to monitor our technology systems and maintain quality customer service throughout the transition period.

Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) us and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over such parties' Year 2000 readiness.

We developed plans to assess and mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. These plans included the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces, and, where feasible, we have taken reasonable precautions to protect against the receipt of non-Year 2000 ready data. Where necessary, critical third party dependencies have been included in our contingency plans.

Contingency Plans. Our contingency planning process was designed to reduce the risk of Year 2000-related business failures related to both internal systems and third party relationships. The contingency plans included the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for critical processes that rank high in consequence and probability of failure; and (4) complete the applicable contingency plans. The contingency plans were tested and updated throughout 1999.

Risks and Uncertainties. Based on the Year 2000 readiness of internal systems, century transition plans, plans to deal with third party relationships, contingency plans and the reports from the AGC command centers described above, we believe that we will experience at most isolated and minor disruptions of business processes due to the Year 2000 transition. Such disruptions are not expected to have a material effect on our future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and we are not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to our failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforeseen circumstances in completing its plans, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

Costs. Through December 31, 1999, we have incurred, and anticipate that we will continue to incur, costs relative to achieving and maintaining Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with our normal accounting policies. None of the costs associated with Year 2000 readiness are passed to divisions of the Separate Account.

FINANCIAL STATEMENTS

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account VL-R were available under the Policies.


                                                                                                Page to
Consolidated Financial Statements of                                                           See in this
American General Life Insurance Company                                                        Prospectus
---------------------------------------                                                        ----------
Unaudited consolidated Balance Sheets as of September 30, 1999..........................          Q-1
Unaudited consolidated Income Statements for the nine months
   ended September 30, 1999.............................................................          Q-3

Report of Ernst & Young, LLP Independent Auditors.......................................          F-1
Consolidated Balance Sheets as of December 31, 1998 and 1997............................          F-2
Consolidated Income Statements for the years ended
   December 31, 1998, 1997 and 1996.....................................................          F-3
Consolidated Statements of Comprehensive Income
   for the years ended December 31, 1998, 1997, and 1996................................          F-4
Consolidated Statements of Shareholders' Equity for the years
   ended December 31, 1998, 1997 and 1996...............................................          F-5
Consolidated Statements of Cash Flows for the years
   ended December 31, 1998, 1997 and 1996...............................................          F-6
Notes to Consolidated Financial Statements..............................................          F-7

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                           September 30
                                                               1999
                                                          --------------
                                                          (In Thousands)
ASSETS
Investments:
 Fixed maturity securities, at fair value (amortized
  cost - $27,720,226)                                       $27,539,065
 Equity securities, at fair value (cost - $215,480)             245,837
 Mortgage loans on real estate                                1,703,850
 Policy loans                                                 1,224,130
 Investment real estate                                         117,005
 Other long-term investments                                    154,183
 Short-term investments                                         484,721
                                                            -----------
Total investments                                            31,468,791

Cash                                                             89,211
Investment in Parent Company (cost - $7,958)                     44,254
Indebtedness from affiliates                                     53,756
Accrued investment income                                       477,429
Accounts receivable                                             505,368
Deferred policy acquisition costs                             1,733,978
Property and equipment                                           74,683
Other assets                                                    225,353
Assets held in separate accounts                             18,734,868
                                                            -----------
Total assets                                                $53,407,691
                                                            ===========

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                           September 30
                                                               1999
                                                          --------------
                                                          (In Thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Future policy benefits                                   $29,704,115
 Other policy claims and benefits payable                      45,955
 Other policyholders' funds                                   379,623
 Federal income taxes                                         414,324
 Indebtedness to affiliates                                     3,053
 Other liabilities                                          1,035,653
 Liabilities related to separate accounts                  18,734,868
                                                          -----------
Total liabilities                                          50,317,591

Shareholders' equity:
 Common stock, $10 par value, 600,000 shares
  authorized, issued, and outstanding                           6,000

 Preferred stock, $100 par value, 8,500 shares
  authorized, issued, and outstanding                             850

 Additional paid-in capital                                 1,369,315
 Accumulated other comprehensive income                       (15,046)
 Retained earnings                                          1,728,981
                                                          -----------
Total shareholders' equity                                  3,090,100

                                                          -----------
Total liabilities and shareholders' equity                $53,407,691
                                                          ===========

                    American General Life Insurance Company

                         Consolidated Income Statement

                                  (Unaudited)

                                                         Nine months
                                                            ended
                                                         September 30
                                                             1999
                                                        --------------
                                                        (In Thousands)

Revenues:
 Premiums and other considerations                         $  402,583
 Net investment income                                      1,753,914
 Net realized investment gains                                  3,899
 Other                                                         58,530
                                                           ----------
Total revenues                                              2,218,926

Benefits and expenses:
 Benefits                                                   1,289,534
 Operating costs and expenses                                 367,123
Total benefits and expenses                                 1,656,657
                                                           ----------
Income before income tax expense                              562,269

Income tax expense                                            190,143
                                                           ----------
Net income                                                 $  372,126
                                                           ==========

[ERNST & YOUNG LLP LETTERHEAD]   . One Houston Center     . Phone: 713 750 1500
                                   Suite 2400               Fax:   713 750 1501
                                   1221 McKinney
                                   Houston, Texas 77010-2007



                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company


We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /S/ ERNST & YOUNG LLP
                                       ---------------------


February 16, 1999



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                                     DECEMBER 31
                                                                              1998                  1997
                                                                          ---------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost-
    $27,425,605 in 1998 and $26,131,207 in 1997)                          $28,906,261           $27,386,715
  Equity securities, at fair value (cost - $193,368 in 1998
    and $19,208 in 1997)                                                      211,684                21,114
  Mortgage loans on real estate                                             1,557,268             1,659,921
  Policy loans                                                              1,170,686             1,093,694
  Investment real estate                                                      119,520               129,364
  Other long-term investments                                                  86,194                55,118
  Short-term investments                                                      222,949               100,061
                                                                          ---------------------------------
Total investments                                                          32,274,562            30,445,987

Cash                                                                          117,675                99,284
Investment in Parent Company (cost - $8,597 in 1998
  and 1997)                                                                    54,570                37,823
Indebtedness from affiliates                                                  161,096                96,519
Accrued investment income                                                     459,961               433,111
Accounts receivable                                                           196,596               208,209
Deferred policy acquisition costs                                           1,087,718               835,031
Property and equipment                                                         66,197                33,827
Other assets                                                                  206,318               132,659
Assets held in separate accounts                                           15,616,020            11,242,270
                                                                          ---------------------------------
Total assets                                                              $50,240,713           $43,564,720
                                                                          =================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                                                  $29,353,022           $27,849,893
  Other policy claims and benefits payable                                     54,278                42,677
  Other policyholders' funds                                                  398,587               398,314
  Federal income taxes                                                        677,315               543,379
  Indebtedness to affiliates                                                   18,173                 4,712
  Other liabilities                                                           554,783               421,861
  Liabilities related to separate accounts                                 15,616,020            11,242,270
                                                                          ---------------------------------
Total liabilities                                                          46,672,178            40,503,106

Shareholder's equity:
  Common stock, $10 par value, 600,000 shares
    authorized, issued, and outstanding                                         6,000                 6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
    issued, and outstanding                                                       850                   850
  Additional paid-in capital                                                1,368,089             1,184,743
  Accumulated other comprehensive income                                      679,107               427,526
  Retained earnings                                                         1,514,489             1,442,495
                                                                          ---------------------------------
Total shareholder's equity                                                  3,568,535             3,061,614
                                                                          ---------------------------------
Total liabilities and shareholder's equity                                $50,240,713           $43,564,720
                                                                          =================================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                1996
                                                   ----------------------------------------------------------
                                                                             (In Thousands)

Revenues:
  Premiums and other considerations                   $  470,238            $  428,721           $  382,923
  Net investment income                                2,316,933             2,198,623            2,095,072
  Net realized investment gains (losses)                 (33,785)               29,865               28,502
  Other                                                   69,602                53,370               41,968
                                                   ----------------------------------------------------------
Total revenues                                         2,822,988             2,710,579            2,548,465

Benefits and expenses:
  Benefits                                             1,788,417             1,757,504            1,689,011
  Operating costs and expenses                           467,067               379,012              347,369
  Interest expense                                            15                   782                  830
  Litigation settlement                                   97,096                     -                    -
                                                   ----------------------------------------------------------
Total benefits and expenses                            2,352,595             2,137,298            2,037,210
                                                   ----------------------------------------------------------
Income before income tax expense                         470,393               573,281              511,255

Income tax expense                                       153,719               198,724              176,660
                                                   ----------------------------------------------------------
Net income                                            $  316,674            $  374,557           $  334,595
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                                         YEAR ENDED DECEMBER 31
                                                       1998                  1997                1996
                                                   --------------------------------------------------------
                                                                            (In Thousands)


Net income                                            $316,674             $374,557            $ 334,595
Other comprehensive income:
  Gross change in unrealized gains (losses)
    on securities (pretax: $341,000;
    $318,700; ($404,900))                              222,245              207,124             (263,181)
  Less: gains (losses) realized in net income          (29,336)              (1,251)              11,262
                                                   --------------------------------------------------------
  Change in net unrealized gains (losses) on
    securities (pretax: $387,000; $320,600;
    ($422,200)                                         251,581              208,375             (274,443)
                                                    -------------------------------------------------------
Comprehensive income                                  $568,255             $582,932            $  60,152
                                                   ========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                 1996
                                                   ----------------------------------------------------------
                                                                            (In Thousands)
Common stock:
  Balance at beginning of year                        $    6,000           $    6,000           $    6,000
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                     6,000                6,000                6,000

Preferred stock:
  Balance at beginning of year                               850                  850                  850
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                       850                  850                  850

Additional paid-in capital:
  Balance at beginning of year                         1,184,743              933,342              858,075
  Capital contribution from Parent
    Company                                              182,284              250,000               75,000
  Other changes during year                                1,062                1,401                  267
                                                   ----------------------------------------------------------
Balance at end of year                                 1,368,089            1,184,743              933,342

Accumulated other comprehensive income:
  Balance at beginning of year                           427,526              219,151              493,594
  Change in unrealized gains (losses) on
    securities                                           251,581              208,375             (274,443)
                                                   ----------------------------------------------------------
Balance at end of year                                   679,107              427,526              219,151

Retained earnings:
  Balance at beginning of year                         1,442,495            1,469,618            1,324,703
  Net income                                             316,674              374,557              334,595
  Dividends paid                                        (244,680)            (401,680)            (189,680)
                                                   ----------------------------------------------------------
Balance at end of year                                 1,514,489            1,442,495            1,469,618
                                                   ----------------------------------------------------------
Total shareholder's equity                            $3,568,535           $3,061,614           $2,628,961
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                              1998                   1997                   1996
                                                     --------------------------------------------------------------------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income                                                $    316,674           $    374,557           $    334,595
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Change in accounts receivable                               11,613                (37,752)                 3,846
    Change in future policy benefits and other policy
      claims                                                  (866,428)            (1,143,736)              (543,193)
    Amortization of policy acquisition costs                   125,062                115,467                102,189
    Policy acquisition costs deferred                         (244,196)              (219,339)              (188,001)
    Change in other policyholders' funds                           273                 21,639                (69,126)
    Provision for deferred income tax expense                   15,872                 13,264                 12,388
    Depreciation                                                19,418                 16,893                 16,993
    Amortization                                               (26,775)               (28,276)               (30,758)
    Change in indebtedness to/from affiliates                  (51,116)                (8,695)                 4,432
    Change in amounts payable to brokers                          (894)                31,769                (25,260)
    Net (gain) loss on sale of investments                      37,016                (29,865)               (28,502)
    Other, net                                                  57,307                 30,409                 32,111
                                                     --------------------------------------------------------------------
Net cash used in operating activities                         (606,174)              (863,665)              (378,286)

INVESTING ACTIVITIES
Purchases of investments and loans made                    (28,231,615)           (29,638,861)           (27,245,453)
Sales or maturities of investments and receipts from
  repayment of loans                                        26,656,897             28,300,238             25,889,422
Sales and purchases of property, equipment, and
  software, net                                               (105,907)                (9,230)                (8,057)
                                                     --------------------------------------------------------------------
Net cash used in investing activities                       (1,680,625)            (1,347,853)            (1,364,088)

FINANCING ACTIVITIES
Policyholder account deposits                                4,688,831              4,187,191              3,593,380
Policyholder account withdrawals                            (2,322,307)            (1,759,660)            (1,746,987)
Dividends paid                                                (244,680)              (401,680)              (189,680)
Capital contribution from Parent                               182,284                250,000                 75,000
Other                                                            1,062                  1,401                    267
                                                     --------------------------------------------------------------------
Net cash provided by financing activities                    2,305,190              2,277,252              1,731,980
                                                     --------------------------------------------------------------------
Increase (decrease) in cash                                     18,391                 65,734                (10,394)
Cash at beginning of year                                       99,284                 33,550                 43,944
                                                     --------------------------------------------------------------------
Cash at end of year                                       $    117,675           $     99,284           $     33,550
                                                     ====================================================================

Interest paid amounted to approximately $420,000, $1,004,000, and $1,080,000 in 1998, 1997, and 1996, respectively.

See accompanying notes.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 1998

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company, which is a wholly owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly owned subsidiary, American General Life Companies (AGLC), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its wholly owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1998.

Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                                    1998               1997               1996
                                               ------------------------------------------------------
Net income:
  Statutory net income (1998 balance is
    unaudited)                                    $  259,903         $  327,813         $  284,070
  Deferred policy acquisition costs and cost
    of insurance purchased                           116,597            103,872             85,812
  Deferred income taxes                              (53,358)           (13,264)           (12,388)
  Adjustments to policy reserves                      52,445            (30,162)           (19,954)
  Goodwill amortization                               (2,033)            (2,067)            (2,169)
  Net realized gain on investments                    41,488             20,139             14,140
  Litigation settlement                              (63,112)                --                 --
  Other, net                                         (35,256)           (31,774)           (14,916)
                                              -------------------------------------------------------
GAAP net income                                   $  316,674         $  374,557         $  334,595
                                              =======================================================

Shareholders' equity:
  Statutory capital and surplus (1998 balance
    is unaudited)                                 $1,670,412         $1,636,327         $1,441,768
  Deferred policy acquisition costs                1,109,831            835,031          1,042,783
  Deferred income taxes                             (698,350)          (535,703)          (410,007)
  Adjustments to policy reserves                    (274,532)          (319,680)          (297,434)
  Acquisition-related goodwill                        54,754             51,424             55,626
  Asset valuation reserve ("AVR")                    310,564            255,975            291,205
  Interest maintenance reserve ("IMR")                27,323              9,596                 63
  Investment valuation differences                 1,487,658          1,272,339            643,289
  Surplus from separate accounts                    (174,447)          (150,928)          (106,026)
  Other, net                                          55,322              7,233            (32,306)
                                              -------------------------------------------------------
Total GAAP shareholders' equity                   $3,568,535         $3,061,614         $2,628,961
                                              =======================================================

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

During 1998, the Company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The Company held no trading securities at December 31, 1998, and trading securities did not have a material effect on net investment income in 1998.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 1998, CIP of $22.1 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.7 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.8 OTHER ASSETS

Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed by management for indicators of impairment in value. If facts and circumstances suggest that goodwill is impaired, other than temporarily, the Company assesses the fair value of the underlying assets and reduces goodwill accordingly.

1.9 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1998.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $63 million, $25 million, and $24 million during 1998, 1997, and 1996, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.10 REINSURANCE

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 2% of life insurance in force at December 31, 1998 and 1997.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.9 million in 1998.

1.12 INCOME TAXES

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.12 INCOME TAXES (CONTINUED)

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

1.13 ACCOUNTING CHANGES

During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's consolidated results of operations or financial position.

Effective December 31, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way companies report segment information. With the adoption of SFAS 131, the Company reports division earnings exclusive of goodwill amortization, net realized investment gains, and nonrecurring items. This methodology is consistent with the manner in which management reviews division results. Adoption of this statement did not impact the Company's consolidated results of operations or financial position.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

                    American General Life Insurance Company

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                                    1998                1997                1996
                                              ----------------------------------------------------------
                                                                 (In Thousands)
Investment income:
  Fixed maturities                               $2,101,730          $1,966,528          $1,846,549
  Equity securities                                   1,813               1,067               1,842
  Mortgage loans on real estate                     148,447             157,035             175,833
  Investment real estate                             23,139              22,157              22,752
  Policy loans                                       66,573              62,939              58,211
  Other long-term investments                         3,837               3,135               2,328
  Short-term investments                             15,492               8,626               9,280
  Investment income from affiliates                  10,536              11,094              11,502
                                              ----------------------------------------------------------
Gross investment income                           2,371,567           2,232,581           2,128,297
Investment expenses                                  54,634              33,958              33,225
                                              ----------------------------------------------------------
Net investment income                            $2,316,933          $2,198,623          $2,095,072
                                              ==========================================================

The carrying value of investments that produced no investment income during 1998 was less than 0.2% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                               1998                 1997                 1996
                                          --------------------------------------------------------
                                                                (In Thousands)
Fixed maturities:
  Gross gains                                $ 20,109             $ 42,966             $ 46,498
  Gross losses                                (62,657)             (34,456)             (47,293)
                                          --------------------------------------------------------
Total fixed maturities                        (42,548)               8,510                 (795)
Equity securities                                 645                1,971               18,304
Other investments                               8,118               19,384               10,993
                                          --------------------------------------------------------
Net realized investment gains (losses)
  before tax                                  (33,785)              29,865               28,502
Income tax expense (benefit)                  (11,826)              10,452                9,976
                                          --------------------------------------------------------
Net realized investment gains (losses)
  after tax                                  $(21,959)            $ 19,413             $ 18,526
                                          ========================================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1998 and 1997 were as follows:

                                                                GROSS             GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED               FAIR
                                            COST                GAIN               LOSS                  VALUE
                                      ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1998
Fixed maturity securities:
  Corporate securities:
    Investment-grade                     $18,800,553          $1,129,504            $(26,353)         $19,903,703
    Below investment-grade                 1,409,198              33,910             (45,789)           1,397,320
  Mortgage-backed securities*              6,359,242             294,331                (870)           6,652,703
  U.S. government obligations                417,822              69,321                (178)             486,965
  Foreign governments                        331,699              24,625              (2,437)             353,887
  State and political subdivisions            86,778               4,796                (187)              91,387
  Redeemable preferred stocks                 20,313                   -                 (17)              20,296
                                      ------------------------------------------------------------------------------
Total fixed maturity securities          $27,425,605          $1,556,487            $(75,831)         $28,906,261
                                      ==============================================================================

Equity securities                        $   193,368          $   19,426            $ (1,110)         $   211,684
                                      ==============================================================================

Investment in Parent Company             $     8,597          $   45,973            $      -          $    54,570
                                      ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                                     GROSS               GROSS
                                               AMORTIZED          UNREALIZED           UNREALIZED             FAIR
                                                 COST                GAIN                 LOSS                VALUE
                                          ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1997
Fixed maturity securities:
  Corporate securities:
    Investment-grade                         $17,913,942          $  906,235            $(17,551)         $18,802,626
    Below investment-grade                       950,438              34,290              (4,032)             980,696
  Mortgage-backed securities*                  6,614,704             278,143              (4,260)           6,888,587
  U.S. government obligations                    289,406              46,529                 (74)             335,861
  Foreign governments                            318,212              18,076              (3,534)             332,754
  State and political subdivisions                44,505               1,686                  --               46,191
                                          ------------------------------------------------------------------------------
Total fixed maturity securities              $26,131,207          $1,284,959            $(29,451)         $27,386,715
                                          ==============================================================================
Equity securities                            $    19,208          $    2,145            $   (239)         $    21,114
                                          ==============================================================================
Investment in Parent Company                 $     8,597          $   29,226            $     --          $    37,823
                                          ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                                              1998                 1997
                                                                    --------------------------------------------
                                                                                   (In Thousands)

Gross unrealized gains                                                        $1,621,886           $1,316,330
Gross unrealized losses                                                          (76,941)             (29,690)
DPAC and other fair value adjustments                                           (488,120)            (621,867)
Deferred federal income taxes                                                   (377,718)            (237,247)
                                                                    --------------------------------------------
Net unrealized gains on securities                                            $  679,107           $  427,526
                                                                    ============================================

The contractual maturities of fixed maturity securities at December 31, 1998 were as follows:

                                                     1998                                    1997
                                   -----------------------------------------------------------------------------
                                         AMORTIZED            MARKET             AMORTIZED            MARKET
                                           COST                VALUE               COST                VALUE
                                   -----------------------------------------------------------------------------
                                                (In Thousands)                          (In Thousands)
Fixed maturity securities,
  excluding mortgage-
  backed securities:
    Due in one year or less           $   531,496         $   536,264         $   205,719         $   207,364
    Due after one year
      through five years                5,550,665           5,812,581           5,008,933           5,216,174
    Due after five years
      through ten years                 9,229,980           9,747,761           9,163,681           9,604,447
    Due after ten years                 5,754,220           6,156,950           5,138,169           5,470,143
Mortgage-backed securities              6,359,244           6,652,705           6,614,705           6,888,587
                                   -----------------------------------------------------------------------------
Total fixed maturity securities       $27,425,605         $28,906,261         $26,131,207         $27,386,715
                                   =============================================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $5.4 billion, $14.8 billion, and $16.2 billion during 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1998 and 1997:

                                                     OUTSTANDING           PERCENT OF              PERCENT
                                                        AMOUNT               TOTAL              NONPERFORMING
                                               ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1998
Geographic distribution:
  South Atlantic                                   $    429                 27.6%                    0.2%
  Pacific                                               320                 20.6                    10.4
  Mid-Atlantic                                          326                 20.9                     4.1
  East North Central                                    178                 11.4                       -
  Mountain                                               95                  6.1                       -
  West South Central                                    118                  7.5                       -
  East South Central                                     46                  3.0                       -
  West North Central                                     33                  2.1                       -
  New England                                            25                  1.6                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557               100.00%                    3.1%
                                               =====================================

Property type:
  Office                                           $    593                 38.1%                    7.0%
  Retail                                                423                 27.1                     0.2
  Industrial                                            292                 18.8                       -
  Apartments                                            178                 11.4                     2.9
  Hotel/motel                                            38                  2.4                       -
  Other                                                  46                  3.0                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557                  100%                    3.1%
                                               =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                                  OUTSTANDING           PERCENT OF              PERCENT
                                                    AMOUNT                TOTAL              NONPERFORMING
                                              ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1997
Geographic distribution:
  South Atlantic                                  $  456                  27.5%                    1.8%
  Pacific                                            340                  20.5                    14.4
  Mid-Atlantic                                       288                  17.3                       -
  East North Central                                 186                  11.2                       -
  Mountain                                           151                   9.1                     2.7
  West South Central                                 132                   7.9                      .1
  East South Central                                  94                   5.7                       -
  West North Central                                  19                   1.1                       -
  New England                                         17                   1.1                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

Property type:
  Office                                          $  622                  37.5%                    4.6%
  Retail                                             463                  27.9                     3.0
  Industrial                                         324                  19.5                     1.8
  Apartments                                         223                  13.4                     6.1
  Hotel/motel                                         40                   2.4                       -
  Other                                               11                    .7                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

Impaired mortgage loans on real estate and related interest income were as follows:

                                                                                    DECEMBER 31
                                                                             1998                 1997
                                                                    -----------------------------------------
                                                                                   (In Millions)
Impaired loans:
  With allowance*                                                            $  13                $  35
  Without allowance                                                              -                    -
                                                                    -----------------------------------------
Total impaired loans                                                         $  13                $  35
                                                                    =========================================

* Represents gross amounts before allowance for mortgage loan losses of $1.8 million and $10 million, respectively.

                                                             1998                 1997                 1996
                                                   ---------------------------------------------------------------
                                                                             (In Millions)

Average investment                                    $  24                $  48                $  72
Interest income earned                                $   -                $   3                $   6
Interest income - cash basis                          $   -                $   -                $   6

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                         DECEMBER 31, 1998                                   DECEMBER 31, 1997
                            --------------------------------------------------------------------------------------------------------
                                                                    CARRYING                                          CARRYING
                                   COST          FAIR VALUE          AMOUNT            COST          FAIR VALUE        AMOUNT
                            --------------------------------------------------------------------------------------------------------
                                             (In Thousands)                                      (In Thousands)
Fixed maturities:
 Bonds:
  United States government
   and government agencies
   and authorities             $   417,822       $   486,965      $   486,965      $   289,406       $   335,861      $   335,861
  States, municipalities,
   and political subdivisions       86,778            91,387           91,387           44,505            46,191           46,191
  Foreign governments              331,699           353,887          353,887          318,212           332,754          332,754
  Public utilities               1,777,172         1,895,326        1,895,326        1,848,546         1,952,724        1,952,724
  Mortgage-backed securities     6,359,242         6,652,703        6,652,703        6,614,704         6,888,587        6,888,587
  All other corporate bonds     18,432,579        19,405,697       19,405,697       17,015,834        17,830,598       17,830,598
 Redeemable preferred stocks        20,313            20,296           20,296                -                 -                -
                            --------------------------------------------------------------------------------------------------------
Total fixed maturities          27,425,605        28,906,261       28,906,261       26,131,207        27,386,715       27,386,715
Equity securities:
 Common stocks:
  Banks, trust, and insurance
   companies                             -                 -                -                -                 -                -
  Industrial, miscellaneous,
   and other                       176,321           211,684          211,684            5,604             5,785            5,785
  Nonredeemable preferred
    stocks                          17,047                 -                -           13,604            15,329           15,329
                            --------------------------------------------------------------------------------------------------------
Total equity securities            193,368           211,684          211,684           19,208            21,114           21,114
Mortgage loans on real
 estate*                         1,557,268                 -        1,557,268        1,659,921                 -        1,659,921
Investment real estate             119,520                 -          119,520          129,364                 -          129,364
Policy loans                     1,170,686                 -        1,170,686        1,093,694                 -        1,093,694
Other long-term investments         86,194                 -           86,194           55,118                 -           55,118
Short-term investments             222,949                 -          222,949          100,061                 -          100,061
                            --------------------------------------------------------------------------------------------------------
Total investments              $30,775,590       $         -      $32,274,562      $29,188,573       $         -      $30,445,987
                            ========================================================================================================


* Amount is net of allowance for losses of $13 million and $23 million at December 31, 1996 and 1997, respectively.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                                    1998                  1997                  1996
                                               ----------------------------------------------------------
                                                                    (In Thousands)

Balance at January 1                              $  835,031           $1,042,783           $  605,501
  Capitalization                                     244,196              219,339              188,001
  Amortization                                      (125,062)            (115,467)            (102,189)
  Effect of unrealized gains (losses) on
    securities                                       133,553             (311,624)             351,470
                                               ----------------------------------------------------------
Balance at December 31                            $1,087,718           $  835,031           $1,042,783
                                               ==========================================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                                               DECEMBER 31
                                                                        1998                1997
                                                                  ------------------------------------
                                                                               (In Thousands)
Goodwill                                                               $ 54,754           $ 51,424
American General Corporation CBO (Collateralized Bond
  Obligation) 98-1 Ltd.                                                   9,740                  -
Cost of insurance purchased ("CIP")                                      22,113                  -
Other                                                                   119,711             81,235
                                                                  ------------------------------------
Total other assets                                                     $206,318           $132,659
                                                                  ====================================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 1998, was as follows:

                                                                                        1998
                                                                                 --------------------
                                                                                    (In Thousands)
Balance at January 1                                                                $       --
Acquisition of business                                                                 23,915
Accretion of interest at 5.88%                                                             733
Amortization                                                                            (2,535)
                                                                                 --------------------
Balance at December 31                                                              $   22,113
                                                                                 ====================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                                                  DECEMBER 31
                                                                          1998                  1997
                                                                    --------------------------------------
                                                                                  (In Thousands)

Current tax (receivable) payable                                       $  (21,035)            $    7,676
Deferred tax liabilities, applicable to:
  Net income                                                              320,632                298,456
  Net unrealized investment gains                                         377,718                237,247
                                                                    -----------------------------------------
Total deferred tax liabilities                                            698,350                535,703
                                                                    -----------------------------------------
Total current and deferred tax liabilities                             $  677,315             $  543,379
                                                                    =========================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                          1998                  1997
                                                                    ------------------------------------------
                                                                                (In Thousands)
Deferred tax liabilities applicable to:
  Deferred policy acquisition costs                                    $  307,025            $ 226,653
  Basis differential of investments                                       590,661              486,194
  Other                                                                   150,189              139,298
                                                                    ------------------------------------------
Total deferred tax liabilities                                          1,047,875              852,145

Deferred tax assets applicable to:
  Policy reserves                                                        (212,459)            (232,539)
  Other                                                                  (137,066)             (83,903)
                                                                    ------------------------------------------
Total deferred tax assets before valuation
  allowance                                                              (349,525)            (316,442)
Valuation allowance                                                             -                    -
                                                                    ------------------------------------------
Total deferred tax assets, net of valuation
  allowance                                                              (349,525)            (316,442)
                                                                    ------------------------------------------
Net deferred tax liabilities                                           $  698,350            $ 535,703
                                                                    ==========================================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations, is distributed as dividends, or unless the income tax deferred status of such amount is modified by future tax legislation. Such income, accumulated in policyholders' surplus accounts, totaled $87.1 million at December 31, 1998. At current corporate rates, the maximum amount of tax on such income is approximately $30.5 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense for the years were as follows:

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)
Current expense                                       $134,344             $185,460             $164,272
Deferred expense (benefit):
  Deferred policy acquisition cost                      33,230               27,644               21,628
  Policy reserves                                        2,189              (27,496)             (27,460)
  Basis differential of investments                     11,969                3,769                4,129
  Litigation settlement                                (33,983)                  --                   --
  Year 2000                                             (9,653)                  --                   --
  Other, net                                            15,623                9,347               14,091
                                                   --------------------------------------------------------
Total deferred expense                                  19,375               13,264               12,388
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                       (In Thousands)
Income tax at statutory percentage of GAAP
  pretax income                                       $164,638             $200,649             $178,939
Tax-exempt investment income                           (11,278)              (9,493)              (9,347)
Goodwill                                                   712                  723                  759
Other                                                     (353)               6,845                6,309
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $159 million, $168 million, and $182 million in 1998, 1997, and 1996, respectively.

5.4 TAX RETURN EXAMINATIONS

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1988. The IRS is currently examining tax returns for 1989 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

Affiliated notes and accounts receivable were as follows:

                                                 DECEMBER 31, 1998                   DECEMBER 31, 1997
                                     ------------------------------------------------------------------------
                                        PAR VALUE         BOOK VALUE         PAR VALUE          BOOK VALUE
                                     ------------------------------------------------------------------------
                                                                 (In Thousands)

American General Corporation,
  9-3/8%, due 2008                      $ 4,725           $  3,345            $ 4,725            $ 3,288
American General Corporation,
  Promissory notes, due 2004             14,679             14,679             17,125             17,125
American General Corporation,
  Restricted Subordinated
  Note, 13-1/2%, due 2002                29,435             29,435             31,494             31,494
                                     ------------------------------------------------------------------------
Total notes receivable from
  affiliates                             48,839             47,459             53,344             51,907
Accounts receivable from
  affiliates                                  -            113,637                  -             44,612
                                     ------------------------------------------------------------------------
Indebtedness from affiliates            $48,839           $161,096            $53,344            $96,519
                                     ========================================================================

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $46,921,000, $33,916,000, and $22,083,000 for such services in
1998, 1997, and 1996, respectively. Accounts payable for such services at December 31, 1998 and 1997 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies (AGLC). AGLC provides shared services, including technology and Year 2000-readiness, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $66,550,000, $6,455,000, and $1,255,000 for such services and rent in 1998,
1997, and 1996, respectively. Accounts receivable for rent and services at December 31, 1998 and 1997 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

During 1996, the Company's residential mortgage loan portfolio of $42 million was sold to American General Finance, Inc., at carrying value plus accrued interest.

7. STOCK-BASED COMPENSATION

Certain officers of the Company participate in American General Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

                    American General Life Insurance Company

7. STOCK-BASED COMPENSATION (CONTINUED)

Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                                         1998                1997                1996
                                                   -------------------------------------------------------
                                                                           (In Thousands)

Net income as reported                                $316,674            $374,557            $334,595
Net income pro forma                                  $315,078            $373,328            $334,029

The average fair values of the options granted during 1998, 1997, and 1996 were $15.38, $10.33, and $7.07, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                                       1998                 1997                 1996
                                                   -------------------------------------------------------

Dividend yield                                           2.5%                  3.0%                4.0%
Expected volatility                                     23.0%                 22.0%               22.3%
Risk-free interest rate                                 5.76%                  6.4%                6.2%
Expected life                                          6 YEARS              6 years             6 years

8. BENEFIT PLANS

8.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 56% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $52 million.

The components of pension expense and underlying assumptions were as follows:

                                                        1998                1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)

Service cost (benefits earned)                        $ 3,693              $ 1,891              $ 1,826
Interest cost                                           6,289                2,929                2,660
Expected return on plan assets                         (9,322)              (5,469)              (5,027)
Amortization                                             (557)                 195                    4
                                                   --------------------------------------------------------
Pension (income) expense                              $   103              $  (454)             $  (537)
                                                   ========================================================

Discount rate on benefit obligation                     7.00%                7.25%                7.50%
Rate of increase in compensation levels                 4.25%                4.00%                4.00%
Expected long-term rate of return on plan
 assets                                                10.25%               10.00%               10.00%

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                                         1998                 1997
                                                                    -----------------------------------
                                                                              (In Thousands)

Projected benefit obligation (PBO)                                     $ 96,554             $ 43,393
Plan assets at fair value                                               120,898               80,102
Plan assets at fair value in excess of PBO                               24,344               36,709
Other unrecognized items, net                                           (10,176)             (23,470)
                                                                    -----------------------------------
Prepaid pension expense                                                $ 14,168             $ 13,239
                                                                    ===================================

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The change in PBO was as follows:

                                                                        1998                 1997
                                                                    ---------------------------------
                                                                              (In Thousands)

PBO at January 1                                                       $43,393              $37,389
Service and interest costs                                               9,982                4,820
Benefits paid                                                           (1,954)                (673)
Actuarial loss                                                          17,089                1,810
Amendments, transfers, and acquisitions                                 28,044                   47
                                                                    ---------------------------------
PBO at December 31                                                     $96,554              $43,393
                                                                    =================================

The change in the fair value of plan assets was as follows:

                                                                         1998                 1997
                                                                    ----------------------------------
                                                                              (In Thousands)

Fair value of plan assets at January 1                                 $ 80,102              $65,158
Actual return on plan assets                                             12,269               14,990
Benefits paid                                                            (1,954)                (673)
Acquisitions and other                                                   30,481                  627
                                                                    ----------------------------------
Fair value of plan assets at December 31                               $120,898              $80,102
                                                                    ==================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, which retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 1998, 1997, and 1996 was $60,000, $601,000, and $844,000, respectively. The accrued liability for postretirement benefits was $19.2 million and $3.8 million at December 31, 1998 and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans.

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, and options to enter into interest rate swap agreements (called swaptions). The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates, and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheet if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                                   1998                 1997
                                                               -----------------------------------
                                                                        (Dollars in Millions)
Interest rate swap agreements to pay fixed rate:
  Notional amount                                                 $   -                $  15
  Average receive rate                                                -                  6.74%
  Average pay rate                                                    -                  6.48%
Interest rate swap agreements to receive fixed rate:
  Notional amount                                                 $ 369                $ 144
  Average receive rate                                              6.06%                6.89%
  Average pay rate                                                  5.48%                6.37%
Currency swap agreements (receive U.S. dollars/pay
  Canadian dollars):
    Notional amount (in U.S. dollars)                             $ 124                $ 139
    Average exchange rate                                           1.50                 1.50

9.3 CALL SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.3 CALL SWAPTIONS (CONTINUED)

Swaptions at December 31 were as follows:

                                                                   1998                 1997
                                                               ----------------------------------
                                                                       (Dollars in Billions)
Call swaptions:
  Notional amount                                                 $1.76                $1.35
  Average strike rate                                              3.97%                4.81%

Put swaptions:
  Notional amount                                                 $1.05                $   -
  Average strike rate                                              8.33%                   -

9.4 CREDIT AND MARKET RISK

Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                     1998                                    1997
                                  --------------------------------------------------------------------------------
                                      FAIR              CARRYING              FAIR              CARRYING
                                      VALUE              AMOUNT               VALUE              AMOUNT
                                  --------------------------------------------------------------------------------
                                           (In Millions)                           (In Millions)
Assets:
  Fixed maturity and equity
    securities *                     $29,118             $29,118             $27,408             $27,408
  Mortgage loans on real
    estate                           $ 1,608             $ 1,557             $ 1,702             $ 1,660
  Policy loans                       $ 1,252             $ 1,171             $ 1,127             $ 1,094
  Investment in parent
    company                          $    55             $    55             $    38             $    38
  Indebtedness from
    affiliates                       $   161             $   161             $    97             $    97
Liabilities:
  Insurance investment
    contracts                        $25,852             $25,675             $24,011             $24,497

* Includes derivative financial instruments with negative fair values of $1.0 million and $4.2 million and positive fair values of $24.3 million and $7.2 million at December 31, 1998 and 1997, respectively.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

American General Life Insurance Company paid $244 million, $401 million, and $189 million in dividends on common stock to AGC Life Insurance Company in 1998, 1997, and 1996, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 1998, 1997, and 1996.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1998, approximately $3.3 billion of consolidated shareholder's equity represents net assets of the Company which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. The assignment of the liabilities was not a novation, and accordingly, the Company retains a contingent liability related to the litigation. The litigation liabilities were reduced by payments of $2.7 million, and the remaining balance of $94.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1998 and 1997, the Company has accrued $6.0 million and $7.6 million, respectively, for guaranty fund assessments, net of $3.7 million and $4.3 million, respectively, of premium tax deductions. The Company has recorded receivables of $6.2 million and $9.7 million at December 31, 1998 and 1997, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $3.6 million, $2.1 million, and $6.0 million in 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1998, 1997, and 1996 were as follows:


                                                    CEDED TO            ASSUMED                        PERCENTAGE OF
                                     GROSS           OTHER             FROM OTHER                          AMOUNT
                                     AMOUNT         COMPANIES          COMPANIES       NET AMOUNT      ASSUMED TO NET
                               ----------------------------------------------------------------------------------------
                                                           (In Thousands)
DECEMBER 31, 1998
Life insurance in force           $46,057,031     $13,288,183         $629,791         $33,398,639             1.89%
                               ====================================================================
Premiums:
  Life insurance and annuities    $    90,298     $    42,235         $    117         $    48,180             0.24%
  Accident and health insurance         1,134              87                -               1,047             0.00%
                               --------------------------------------------------------------------
Total premiums                    $    91,432     $    42,322         $    117         $    49,227             0.24%
                               ====================================================================
DECEMBER 31, 1997
Life insurance in force           $45,963,710     $10,926,255         $  4,997         $35,042,452             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   100,357     $    37,294         $     75         $    63,138             0.12%
  Accident and health insurance         1,208             172                -               1,036             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   101,565     $    37,466         $     75         $    64,174             0.12%
                               ====================================================================
DECEMBER 31, 1996
Life insurance in force           $44,535,841     $ 8,625,465         $  5,081         $35,915,457             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   104,225     $    34,451         $     36         $    69,810             0.05%
  Accident and health insurance         1,426              64                -               1,362             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   105,651     $    34,515         $     36         $    71,172             0.05%
                               ====================================================================

Reinsurance recoverable on paid losses was approximately $7.7 million, $2.3 million, and $6.9 million at December 31, 1998, 1997, and 1996, respectively. Reinsurance recoverable on unpaid losses was approximately $2.5 million, $3.2 million, and $4.3 million at December 31, 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED)

INTERNAL SYSTEMS

The Company's ultimate parent, American General Corporation, ("AGC") has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit, including the Company, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, substantially all of the Company's critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

THIRD PARTY RELATIONSHIPS

The Company has relationships with various third parties who must also be Year 2000 ready. These third parties provide, or receive resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors, customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company exercises less, or no, control over Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed more approximately 700 critical third party dependencies, including those related to the Company. A more detailed evaluation will be completed during the first quarter 1999 as part of the Company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the Company's testing activities will extend through 1999.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

CONTINGENCY PLANS

The Company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000 related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable actions plans. The Company is currently developing action plans and expects to substantially complete all contingency planning activities by April 30, 1999.

RISKS AND UNCERTAINTIES

Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency action, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If conversion of the Company's internal systems is not completed on a timely basis (due to non-performance by significant third party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing the Company's plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issue could have a material adverse impact on the Company's operation following the turn of the century.

COSTS

Through December 31, 1998, the Company has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on the Company's results of operations or financial condition. In addition, the Company has elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with the Company's normal accounting policies.

                    American General Life Insurance Company

15. DIVISION OPERATIONS

15.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

15.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:


                             REVENUES                     INCOME BEFORE TAXES                        EARNINGS
                 ------------------------------------------------------------------------------------------------------------
                      1998        1997        1996        1998        1997        1996        1998        1997        1996
                 ------------------------------------------------------------------------------------------------------------
                                                              (In Millions)

Retirement Services   $1,987      $1,859      $1,745     $ 469       $398        $343        $315        $261        $226
Life Insurance           870         822         774       162        147         141         107          97          92
                 ------------------------------------------------------------------------------------------------------------
Total divisions        2,857       2,681       2,519       631        545         484         422         358         318
Goodwill
  amortization             -           -           -        (2)        (2)         (2)         (2)         (2)         (2)
RG (L)                   (34)         30          29       (34)        30          29         (22)         19          19
Nonrecurring items         -           -           -      (125)(a)      -           -         (81)(a)       -           -
                 ------------------------------------------------------------------------------------------------------------
Total consolidated    $2,823      $2,711      $2,548     $ 470       $573        $511        $317        $375        $335
                 ============================================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

                    American General Life Insurance Company

15. DIVISION OPERATIONS (CONTINUED)

15.2 DIVISION RESULTS (CONTINUED)

Division balance sheet information was as follows:

                                                  ASSETS                             LIABILITIES
                                        -------------------------------------------------------------------
                                                                   DECEMBER 31
                                        -------------------------------------------------------------------
IN MILLIONS                                  1998             1997              1998              1997
                                        -------------------------------------------------------------------

Retirement Services                        $41,347           $35,195           $38,841           $33,136
Life Insurance                               8,894             8,370             7,831             7,367
                                        -------------------------------------------------------------------
Total consolidated                         $50,241           $43,565           $46,672           $40,503
                                        ===================================================================

INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                                  Page to
                                                                See in this
Defined Term                                                     Prospectus

accumulation value...............................................     5
AGLC.............................................................    48
AGL..............................................................    28
amount at risk...................................................     7
automatic rebalancing............................................     5
base coverage.................................................... 11,38
basis............................................................    31
beneficiary......................................................    35
cash surrender value.............................................    18
cash value accumulation test.....................................    11
close of business................................................    37
Code.............................................................    29
contingent insured...............................................     3
cost of insurance rates..........................................     7
daily charge.....................................................     6
date of issue....................................................    37
death benefit....................................................    11
declared fixed interest account option...........................     1
dollar cost averaging............................................     4
full surrender...................................................    18
Fund, Funds......................................................     1
guideline premium test...........................................    11
guaranteed minimum death benefit.................................    14
investment option................................................    29
joint equal age..................................................    13
lapse............................................................    13
last surviving contingent insured................................     3
loan, loan interest..............................................    19
maturity, maturity date..........................................    20
modified endowment contract......................................    30
monthly deduction day............................................    37
monthly guarantee premium........................................    13
monthly insurance charge.........................................     7
Mutual Fund......................................................     1
option 1, 2......................................................    20
partial surrender................................................    18
payment option...................................................    20
planned periodic premium.........................................    13
Policy...........................................................     1

                                                                   Page to
                                                                 See in this
Defined Term                                                      Prospectus

Policy loan......................................................    19
Policy month, year...............................................    37
premium payments.................................................     4
reinstate, reinstatement.........................................    13
SEC..............................................................     2
separate account.................................................    29
Separate Account VL-R............................................    29
seven-pay test...................................................    30
specified amount.................................................    11
surrender........................................................    18
telephone transactions...........................................    23
transfers........................................................    15
uninsurable......................................................    21
valuation date, period...........................................    37
variable investment option.......................................     1

     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement , which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 53 pages of text, plus 50 financial pages of American
  General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:
     (a)  Pauletta P. Cohn, Deputy General Counsel of
            American General Life Companies
     (b)  American General Life Insurance Company's actuary
     (c)  Independent Auditors

Independent Auditors

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

         (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

         (2)         Not applicable.

         (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998.
                     (4)

         (3)(b)(i)   Form of Selling Group Agreement. (6)

         (3)(b)(ii) Form of Selling Group Agreement, Schedule A (identifying the policy offered) and Schedule B (describing the commissions paid). (Filed herewith)

         (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

         (4)         Not applicable.

         (5)(a) Form of the "Platinum Investor/sm/ Survivor" Variable Universal Life Insurance Policy (Policy Form No. 99206).
                     (12)

         (5)(b) Specimen form of the "Platinum Investor/s/ Survivor" Variable Universal Life Insurance Policy (Policy Form No. 99206). (Filed herewith)

         (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

         (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

         (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

         (7)         Not applicable.

         (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

         (8)(a)(ii) Form of Amendment Three to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of February 1, 2000. (13)

         (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

         (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998.
                     (8)

         (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

         (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

         (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

         (8)(d)(ii) Form of Amendment Three to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated as of February 1, 2000. (13)

         (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

         (8)(e)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (11)

         (8)(e)(iii) Form of Amendment Six to Participation Agreement Among
                     Morgan Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (Filed herewith)

         (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

         (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

         (8)(g)(ii) Form of Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of January 1, 2000. (Filed herewith)

         (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

         (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

         (8)(h)(iii) Form of Amendment Five to Amended and Restated
                     Participation Agreement by and among Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management Inc., American General Life Insurance Company, and American General Securities Incorporated. (13)

         (8)(i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

         (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (Filed herewith)

         (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (Filed herewith)

         (8)(l) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (13)

         (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

         (8)(n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

         (8)(o)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

         (8)(o)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company to the Dreyfus Corporation effective as of December 1, 1998. (4)

         (9)         Not applicable.

         (10)(a)(i) Form of Multiple Insured Life Insurance Application - Part A. (12)

         (10)(a)(ii) Specimen form of Multiple Insured Life Insurance
                     Application - Part A. (Filed herewith)

         (10)(b)(i) Form of Multiple Insured Life Insurance Application - Part B. (12)

         (10)(b)(ii) Specimen form of Multiple Insured Life Insurance
                     Application - Part B. (Filed herewith)

         (10)(c)(i)  Form of Medical Exam Form Life Insurance Application.  (12)

         (10)(c)(ii) Specimen form of Medical Exam Form Life Insurance
                     Application. (Filed herewith)

         (10)(d)(i) Form of Variable Universal Life Insurance Supplemental Application. (12)

         (10)(d)(ii) Specimen form of Variable Universal Life Insurance
                     Supplemental Application. (Filed herewith)

         (10)(e)(i)  Form of product specific Service Request Form.  (12)

         (10)(e)(ii) Specimen form of product specific Service Request Form.
                     (Filed herewith)


     2.  Other Exhibits

         2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

         2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

         3     Not applicable.

         4     Not applicable.

         5     Financial Data Schedule. (Not applicable)

         6     Consent of Independent Auditors. (Filed herewith)

         7     Powers of Attorney.  (12)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company filed on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company filed on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) filed on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

/9 /Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10 /Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company filed on February 12, 1998.

/11 /Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company filed on August 25, 1999.

/12/ Incorporated herein by reference to the initial filing of this Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on November 12, 1999.

/13/ Incorporated herein by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company filed on January 20, 2000.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 3rd day of February, 2000.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)


                                    BY: /s/ ROBERT F. HERBERT, JR.
                                       -------------------------------
                                           Robert F. Herbert, Jr.
                                           Senior Vice President
[SEAL]
ATTEST: /s/ JULIE A. COTTON
       -----------------------
          Julie A. Cotton
          Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                              Title                         Date
---------                              -----                         ----



/s/ RONALD H. RIDLEHUBER*     Principal Executive Officer      February 3, 2000
----------------------------        and Director
(Ronald H. Ridlehuber)



/s/ ROBERT F.  HERBERT, JR*         Principal Financial and    February 3, 2000
----------------------------          Accounting Officer
(Robert F. Herbert, Jr.)                and Director

Signature                              Title                         Date
---------                              -----                         ----


/s/ DONALD W. BRITTON*               Director                  February 3, 2000
---------------------------
(Donald W. Britton)



/s/ DAVID A. FRAVEL*                 Director                  February 3, 2000
---------------------------
(David A. Fravel)



/s/ ROYCE G. IMHOFF, II*             Director                  February 3, 2000
---------------------------
(Royce G. Imhoff, II)




/s/ JOHN V. LAGRASSE*                Director                  February 3, 2000
---------------------------
(John V. LaGrasse)





/s/ RODNEY O. MARTIN, JR.*           Director                  February 3, 2000
---------------------------
(Rodney O. Martin, Jr.)



/s/ GARY D. REDDICK*                 Director                  February 3, 2000
---------------------------
(Gary D. Reddick)



/s/ THOMAS M. ZUREK*                 Director                  February 3, 2000
---------------------------
(Thomas M. Zurek)



*
/s/ ROBERT F. HERBERT, JR.
---------------------------
By:  Robert F. Herbert, Jr.
     Attorney-in-Fact

EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

        (3)(b)(ii) Form of Selling Group Agreement, Schedule A (identifying the policy offered) and Schedule B (describing the commissions paid).

        (5)(b) Specimen form of the "Platinum Investor (SM) Survivor" Variable Universal Life Insurance Policy (Policy Form No. 99206).

        (8)(e)(iii) Form of Amendment Six to Participation Agreement Among
                    Morgan Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated.

        (8)(g)(ii) Form of Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of January 1, 2000.

        (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc.

        (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company.

      (10)(a)(ii) Specimen form of Multiple Insured Life Insurance Application - Part A.

      (10)(b)(ii)   Specimen form of Multiple Insured Life Insurance Application
                    - Part B.

      (10)(c)(ii)   Specimen form of Medical Exam Form Life Insurance
                    Application.

      (10)(d)(ii) Specimen form of Variable Universal Life Insurance Supplemental Application.

      (10)(e)(ii)   Specimen form of Product specific Service Request Form.

     2.   Other Exhibits

        2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies.

        2(b) Opinion and Consent of American General Life Insurance Company's actuary.

        6      Consent of Independent Auditors.

                                      E-2